SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C. 20549


                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                             Amendment No. 8

                          CompuDyne Corporation
                          _____________________
                             (Name of Issuer)

                 Common Stock (Par Value $.75 Per Share)
                 _______________________________________
                      (Title of Class of Securities)

                               20479530 6
                             ______________
                             (CUSIP Number)

                              Corcap, Inc.
                          90 State House Square
                    Hartford, Connecticut 06103-3720
                              203-247-7611


                   with a copy to:

                   Kathleen A. Maher, Esq.
                   Tyler Cooper & Alcorn
                   205 Church Street
                   P.O. Box 1936
                   New Haven, CT 06509-1910
                   (203) 784-8234
        _______________________________________________________
       (Name, address and telephone number of person authorized to receive notices and communications)

                           September 15, 1995
                     (Dates of events which require
                        filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].










CUSIP No. 20479530 6
____________________

(1) Name of Reporting Person; I.R.S. Id. Nos.:
    Corcap, Inc.    06-1237135

(2) Check the Appropriate Box if a Member of a Group:
          (a) ____          (b) ____

(3) SEC USE ONLY:

(4) Source of Funds: (OO)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6) Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Reporting Person With:

(7) Sole Voting Power: 446,881

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 446,881

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned By Reporting Person: 446,881

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares: [ ]

(13) Percent of Class Represented by Amount in Row (11):
     25.5% Based on Issued and Outstanding; 12.6% Fully Diluted

(14) Type of Reporting Person:  CO


ITEM 1.   SECURITY AND ISSUER.

     The class of securities to which this Schedule 13D relates is the common stock, par value $0.75 per share ("Common Stock") of CompuDyne Corporation ("CompuDyne"), a Pennsylvania corporation. The address of CompuDyne's principal executive offices is 90 State House Square, Hartford, Connecticut 06103-3720 through October 31, 1995. After such date, its address will be 120 Union Street, Willimantic, Connecticut 06206.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) - (c) This Amendment is filed by Corcap, Inc., a Nevada corporation ("Corcap"), whose address and principal place of business is located at 90 State House Square, Hartford, Connecticut 06103-3720.

     (d) and (e) Neither Corcap nor, to the best knowledge of Corcap, any executive officer, director or controlling person of Corcap has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Corcap is reporting the disposition of 224,000 shares of CompuDyne Common Stock. Corcap is not reporting the purchase of any securities.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the disposition of the 224,000 shares reported in this Schedule 13D is to satisfy Corcap's minimum funding obligations for the 1992, 1993 and 1994 Plan Years of two of its employee pension plans:
Corcap, Inc. Pension Plan 1A ("Plan 1A") and Corcap Inc. Pension Plan 6B ("Plan 6B")(Plan 1A and Plan 6B are collectively referred to as the "Constituent Plans"), as required under Section 412 of the Internal Revenue Code of 1986, as amended (the "Code"), in the amount of approximately $448,000. The Constituent Plans comprise, and are administered through, a single trust: the Corcap, Inc. Pooled Pension Investment Trust (the "Trust"). Corcap has contributed 143,600 shares of Common Stock to Plan 1A and 80,400 shares of Common Stock to Plan 6B (together, the "Shares"). The making of such contributions in property may constitute a "prohibited transaction" within the meaning of
Section 4975 of the Code and Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Corcap intends to file an application with the Department of Labor ("DoL") seeking Prohibited Transaction Exemptions with respect to the transfer of the Shares of Common Stock to each of the respective Constituent Plans.
Under an Agreement, dated as of September 6, 1995, among Corcap, Plan 1A and Plan 6B, the contribution of the Shares to each of the Constituent Plans has been made conditional upon the DoL granting the relief sought under the Prohibited Transaction Exemptions application. In the event the DoL does not grant the relief sought under the application for the Prohibited Transaction Exemptions, the Trustee of the Constituent Plans will promptly return the shares to Corcap. Unless and until such return is required, the Trustee of the Constituent Plans will be deemed the record and beneficial owner (in trust) of the Shares.

     Corcap has no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CompuDyne, the sale or transfer of a material amount of the assets of CompuDyne, any change in the present management of CompuDyne, any material change in the present capitalization or dividend policy of CompuDyne, any other material change in CompuDyne's business or corporate structure, any changes in CompuDyne's charter or by-laws which may impede the acquisition of control of CompuDyne by any person, causing any class of securities of CompuDyne to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of CompuDyne becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above. Corcap may sell its remaining holdings over time under applicable rules of the Securities Act of 1933, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Corcap now has beneficial ownership of 446,881 of CompuDyne's Common Stock which is approximately 25.5% of CompuDyne's issued and outstanding stock as of September 15, 1995, or 12.6% on a fully diluted basis (as more fully described in Amendment No. 7 to this Schedule 13D).

     (b) Corcap has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 446,881 shares of CompuDyne Common Stock reported in this Amendment.

     (c)   None.

     (d) Corcap is aware of no other person having any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 446,881 shares of CompuDyne Common Stock beneficially owned by Corcap.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in prior amendments to this Schedule 13D, Corcap has no contracts, arrangements, understandings or relationships concerning the CompuDyne Common Stock which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between Corcap and CompuDyne.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1) Agreement by and between Corcap, Inc. and Corcap, Inc. Pension Plan No. 1A and Corcap, Inc. Pension Plan No. 6B, dated September 6, 1995.

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  September 25, 1995

                                   CORCAP, INC.



                                       /s/ Diane Burns, President
                                   By____________________________
                                       Diane Burns, President